SHUMAKER
Shumaker, Loop & Kendrick, LLP

1000 Jackson Street   419.241.9000
Toledo, Ohio 43604-5573   419.241.6894 fax

www.slk-law.com

DAVID J. MACK
419.321.1396
dmack@slk-law.com

November 10, 2009

VIA OVERNIGHT DELIVERY

David Walz, Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, North East
Washington, DC 20549

Re: Offering Statement on Form 1-A (Offering Statement) for Huron Community Financial Services, Inc., East Tawas, Michigan (the Company)

Dear Mr. Walz:

On behalf of Huron Community Financial Services, Inc. and in response to your comment letter dated August 26, 2009, this correspondence is being provided in connection with the filing of revised drafts of the above referenced Offering Statement on Form 1-A. The following responses are numbered in accordance with the August 26, 2009 comment letter.

1.   The applicable provision has been revised in accordance with your comment.

2.   The applicable provision has been revised in accordance with your comment.

3.   The applicable provision has been revised in accordance with your comment.

4.   The applicable provision has been revised in accordance with your comment.

5.   The applicable provision has been revised in accordance with your comment.

6.   The applicable provision has been revised in accordance with your comment.

7.   The applicable language has been revised to indicate all material risks know to management have been addressed, but the issuer cannot assert that every potential material risk to investors has been disclosed. The issuer believes its disclosure in this respect is consistent with standard practice by publicly registered bank holding companies.

8.   The applicable provision has been revised in accordance with your comment.

TOLEDO | TAMPA | CHARLOTTE | COLUMBUS

CF1-00206988

9. HCB Investments, Inc. is no longer an active company. The only currently active subsidiary of the issuer is the Huron Community Bank.

10. The applicable provisions regarding the description of the Company's business has been expanded in accordance with your comment. In addition, disclosures regarding the supervision and regulation of the Company and its subsidiary Bank have been relocated to the description of business section.

11. The section has been revised to include the Guide 3 disclosures.

12. The Bank does not engage in subprime lending, and the document has been revised accordingly.

13. The section has been revised to include basic disclosure regarding the economic and demographic circumstances of the Bank's primary markets. More detailed economic and demographic (in tabular form) is also now provided as an exhibit to the offering statements.

14. The applicable provision has been revised in accordance with your comment.

15. There are no management contracts in addition to those already on file with the Commission.

16. The section has been revised to indicate that the issuer has no specific plans regarding any potential acquisition transaction.

17. The Company has never relied upon its current independent auditor to calculate net book value on its behalf. The particular statement has been deleted from the offering circular.

18. The section has been revised to indicate that the Company does not anticipate earnings deterioration to have any significant impact on the issuer's periodic dividend, but that it will continue to evaluate its dividend in accordance with its obligations to preserve and maintain capital as a source of strength for its subsidiary bank. The Company believes it is currently in a position to continue to pay dividends, in full compliance with the policies of the Federal Reserve, for the following reasons: (A) approximately 60% of cash dividends paid are reinvested through the Company's dividend reinvestment program thus supporting capital and liquidity; and (B) earnings through the third quarter of 2009 are nominally above 2008 performance and projected to exceed 2008 actual performance by $250,000. In addition, the Company notes that two significant events were responsible for the disparity in earnings for 2007 and 2008. First, the Bank funded an additional $258,000 to its loan loss reserve. Secondly, the Bank's securities portfolio had two money market instruments which were deemed temporarily impaired. FASB rules required us to write down these

assets resulting in a $573,000 loss after tax. As of October 15, 2009 we have an unrealized gain of $332,000 on these securities.

19. The section has been revised to indicate that the Bank's participation in the TAGP has not had a material impact on the financial condition or results of operation of the issuer.

20. The President and CEO of the Company is not a registered broker-dealer, and he is exempt from registration pursuant to Rule 3a4-1. In that respect, he is not subject to a statutory disqualification as defined in Section 3 of the 34 Act. In addition, he is not associated with any securities broker or dealer, and he will not be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities. With respect to his participation in offering shares under the dividend reinvestment plan, 3a4-1 provides a specific exemption for offers and sales under such plans. With respect to the offering to select individuals, he will restrict his participation to: (A) preparing and delivering written communications; (B) responding to inquiries initiated by potential purchasers, which responses will be limited to information contained in the Company's offering statement on file with the SEC; and (C) the performance of ministerial and clerical work involved in effecting the transaction.

21. The section has been revised to indicate that no director or officer currently has any intention of participating in the offering, but may purchase shares for investment on the same terms as other investors.

22. The applicable provision has been revised in accordance with your comment.

23. As noted in your comment 42, the issuer understands that it may modify the offering price pursuant to a post qualification amendment to the offering statement.

24. David Walz and Ryan Milne have acknowledged the current form of the audit report meets the applicable requirements.

25. Significant components of other operating expenses for 2008 and 2007 included professional fees, supplies and printing costs, FDIC premiums, expenses related to collection on delinquent loans, and data processing services, respectively. The Company has determined that no single component of other operating expenses is material enough to warrant disclosure in the Offering Circulars.

26. The applicable Guide 3 disclosures have been provided in the revised "Description of Business" section to the offering circulars.

27. The applicable disclosure has been provided in the revised "Description of Business" section to the offering circulars.

28. HCB Investments is not an active subsidiary, and it is not a vehicle for providing insurance products or services to customers. Consequently, HCB investments does not meet the thresholds under SFAS 131 for separate disclosure.

29. Management of the Bank has indicated that the Bank does not offer any of the loans referenced in the comment.

30. The amount of the liability recorded for the fair value of the obligation related to the letters of credit has been determined to be immaterial. The maximum amount of potential liability at December 31, 2008 for all unfunded commitments is disclosed under Note 12 to the Audited Consolidated Financial Statements.

31. The applicable disclosure has been provided in the revised "Description of Business" section to the offering circulars.

32. Revised condensed interim period financial statements for and as of the nine-month period ended September 30, 2009, respectively, have been prepared and incorporated into the new section of the Offering Circulars captioned "Summary Financial Information." The financial statements previously provided as on pages 65 and 66 have been removed. The revised consolidated interim period financials represent the accounts of Huron Community Financial Services, Inc. and its wholly owned subsidiary, Huron Community Bank.

33. As indicated in the immediately preceding response, the financial statements previously provided on pages 65 and 66 have been removed and have been replaced with summary condensed interim period financial statements provided under the new section of the Offering Circulars captioned "Summary Financial Information."

34. A statement of cash flows for the nine month period ended September 30, 2009 is being prepared and will be incorporated into the Offering Circulars under the new section captioned "Summary Financial Information."

35. The Company has determined that the expense associated with the preparation of notes to the issuer's interim financial statements would be excessive and unwarranted under the circumstances.

36. The applicable provision has been revised in accordance with your comment.

37. The applicable provision has been revised in accordance with your comment.

38. The applicable provision has been revised in accordance with your comment.

39. All applicable correlating revisions to the DRIP offering circular have been made in accordance with the respective comments.

40. The applicable provision has been revised in accordance with your comment.

41. The dividend reinvestment plan continues to operate in accordance with Rule 504, and the Company anticipates that it will continue to rely on Rule 504 until its offering statement on Form 1-A is qualified and becomes effective.

42. The applicable provision has been revised in accordance with your comment.

43. The section has been revised to indicate that the value was determined the valuation report prepared by Austin Associates, LLC.

44. The offering circulars have been revised to include as an exhibit a copy of the Executive Summary to the valuation report prepared by Austin Associates, LLC. In addition, the full valuation report is now being filed as an exhibit to the offering statement.

45. The issuer's principal financial officer, Ms. Janie Williamson (whose official title is Controller), is now a signatory to the document. In addition, Robert Beneson has returned to his former position as President and CEO following the recent departure of Mr. Pollard. Mr. Beneson is also now a signatory to the offering statement.

46. The applicable provision has been revised in accordance with your comment.

If you have any additional questions regarding this filing, or if you need any additional information, please contact me directly.

Best Regards,



David J. Mack

DJM:plm
Enclosures
cc: Robert Beneson, President and Chief Executive Officer
Huron Community Financial Services, Inc.

John M. Miller, Partner
Plante & Moran, PLLC

Rick Maroney, Principal
Austin Associates, LLC